Exhibit 99.4
Form 51-102F3
Material Change Report

Item 1    Name and Address of Company

Shopify Inc. (“Shopify” or the “Company”)
151 O’Connor Street, Ground Floor
Ottawa, Ontario
K2P 2L8

Item 2    Date of Material Change

June 7, 2022.

Item 3     News Release

Press releases were disseminated by the Company on June 8, 2022 and June 10, 2022 through the facilities of Newsfile Corp. and were filed on SEDAR under the Company’s profile at www.sedar.com.

Item 4     Summary of Material Change

On June 8, 2022, the Company announced that its shareholders approved (a) a plan of arrangement pursuant to Section 192 of the Canada Business Corporations Act (the “Plan of Arrangement”) to effect, among other things, certain updates to the Company’s governance structure, including an amendment to its restated articles of incorporation to provide for the creation of a new class of share, designated as the Founder Share (the “Founder Share”), and the issuance of such Founder Share to the Company’s Founder and Chief Executive Officer, Mr. Tobias Lütke (the “Arrangement”), and (b) a ten-for-one share split of the Company’s outstanding shares (the “Share Split”). On June 10, 2022, the Company announced the completion of the Arrangement.

Item 5     Full Description of Material Change

5.1    Full Description of Material Change

Arrangement

    Further details regarding the Arrangement are set out in the Company’s management information circular dated April 11, 2022 (the “Circular”) in respect of the annual general and special meeting of shareholders held on June 7, 2022 (the “Meeting”), which is available under the Company’s profile on www.sedar.com. The following description of the terms of the Arrangement, the terms of the Founder Share and the Founder Agreement (as defined below) are qualified in their entirety by reference to the full text of the Plan of Arrangement, the rights, privileges, restrictions and conditions of the Founder Share and the Founder Agreement, which are available under the Company’s profile on www.sedar.com. Capitalized terms used, but not defined in this section have the meanings given to them in the Plan of Arrangement.

On June 7, 2022, the shareholders of the Company approved the Arrangement at the Meeting. The Company obtained a final order from the Ontario Superior Court of Justice (Commercial List) on June 9, 2022, and the Arrangement was completed on June 9, 2022 (the “Effective Date”). Pursuant to the Arrangement, the Company created a new class of share, designated as the Founder Share, the authorized number of which is one share, such that as of the Effective Date, the Company’s authorized share capital consists of an unlimited number of Class A subordinate voting shares (the “Class A Subordinate Voting Shares”), an unlimited number of Class B multiple voting shares (the “Class B Restricted Voting Shares”), one Founder Share, and an unlimited number of preferred shares, issuable in series.

The Founder Share provides Mr. Lütke with a variable number of votes that represents, when combined with the votes attached to certain other voting shares of the Company beneficially owned or controlled by Mr. Lütke, his immediate family and affiliates, 40% of the aggregate voting power attached to all of the Company’s outstanding voting shares, provided that such variable number of votes does not cause the aggregate voting power of Mr. Lütke and his immediate family and affiliates to exceed 49.9% of the aggregate voting power attached to all of the Company’s outstanding voting shares. Specifically, subject to the limitations set forth below, and until the occurrence of the Sunset Date, the Founder Share, as of the applicable record date, represents the lesser of:

–a number of votes, when combined with the votes attached to the Class B Restricted Voting Shares and any Class A Subordinate Voting Shares resulting from a conversion of Class B Restricted Voting Shares after the Effective Date (and, in some circumstances, additional Class A Subordinate Voting Shares acquired following a disposition of Class A Subordinate Voting Shares resulting from a conversion of Class B Restricted Voting Shares after the Effective Date), beneficially owned or controlled by Mr. Lütke, his immediate family and affiliates, equal to 40% of the aggregate voting power attached to all of the Company’s outstanding voting shares at such time; or

–a number of votes, when combined with the votes attached to the Class B Restricted Voting Shares and all Class A Subordinate Voting Shares beneficially owned or controlled by Mr. Lütke, his immediate family and affiliates, equal to 49.9% of the aggregate voting power attached to all of the Company’s outstanding voting shares at such time;

provided, however, that the Founder Share always carries at least one vote. As a result, the Founder Share carries one vote at any time when Mr. Lütke and his immediate family and affiliates beneficially own or control (i) an aggregate number of Class B Restricted Voting Shares, as well as any Class A Subordinate Voting Shares received on conversion of Class B Restricted Voting Shares after the Effective Date (and, in some circumstances, additional Class A Subordinate Voting Shares acquired following a disposition of Class A Subordinate Voting Shares resulting from a conversion of Class B Restricted Voting Shares after the Effective Date), representing 40% or more of the aggregate voting power attached to all of the Company’s outstanding voting shares at such time or (ii) an aggregate number of Class B Restricted Voting Shares and Class A Subordinate Voting Shares, representing 49.9% or more of the aggregate voting power attached to all of the Company’s outstanding voting shares at such time.

The variable voting power of the Founder Share will terminate following the occurrence of a Sunset Event on the Sunset Date. Specifically, the number of votes attached to the Founder Share will automatically and permanently be reduced to one vote following a transition period, to be determined by the Board of Directors of the Company that is not less than nine months and not more than 18 months following the occurrence of a Sunset Event, after the earliest of: (a) the date that Mr. Lütke is both no longer (i) providing services to the Company as an executive officer or a consultant whose primary engagement is with the Company and (ii) serving as a member of the Board of Directors of the Company, (b) the date of Mr. Lütke’s death or Disability, or (c) the date that Mr. Lütke and his immediate family and affiliates beneficially own an aggregate number of Class A Subordinate Voting Shares and Class B Restricted Voting Shares that is less than 2,367,556, representing 30% of the aggregate number of Class B Restricted Voting Shares beneficially owned by Mr. Lütke and his affiliates as of April 11, 2022, as such number is adjusted to appropriately reflect any share split, consolidation, stock dividend, reorganization, recapitalization, or similar event.
The Founder Share is subject to redemption by the Company for nominal consideration (a) at the Company’s option, at any time on or after the Sunset Date, or (b) at Mr. Lütke’s option, at any time, and is not entitled to receive any dividends or property or assets of the Company on liquidation, dissolution or winding-up of the Company.

As part of the Arrangement, 3,750,000 Class B Restricted Voting Shares held by Klister Credit Corp. were converted into Class A Subordinate Voting Shares in accordance with their terms.

The terms of the Class A Subordinate Voting Shares, the Class B Restricted Voting Shares and the preferred shares did not change as a result of the Arrangement.

Founder Agreement

In addition to the rights, privileges, restrictions and conditions attaching to the Founder Share, the Company entered into a founder agreement with Mr. Lütke and 7910240 Canada Inc., his affiliate, on the Effective Date (the “Founder Agreement”). Pursuant to the Founder Agreement, Mr. Lütke agreed not to Transfer (as such term is defined in the Founder Agreement), directly or indirectly, the Founder Share. Mr. Lütke and 7910240 Canada Inc. (and any additional affiliate who becomes a party to the Founder Agreement pursuant to its terms) also agreed not to Transfer any Class B Restricted Voting Shares if such Transfer would result in Mr. Lütke not retaining Voting Control (as such term is defined in the Founder Agreement) over such shares, in which case such transferred Class B Restricted Voting Shares shall be caused to be converted into Class A Subordinate Voting Shares. The Founder Agreement also provides that Mr. Lütke and 7910240 Canada Inc. (and any additional affiliate who becomes a party to the Founder Agreement pursuant to its terms) are not entitled to receive, directly or indirectly, any economic premium, additional payment or collateral benefit in connection with certain transactions involving the elimination, consolidation or collapse of the Class B Restricted Voting Shares or the Founder Share.

Pursuant to the Founder Agreement, Mr. Lütke and 7910240 Canada Inc. (and any additional affiliate who becomes a party to the Founder Agreement pursuant to its terms) also agreed following the occurrence of a Sunset Event to convert or cause to be converted all outstanding Class B Restricted Voting Shares held by them into Class A Subordinate Voting Shares on or before the Sunset Date. As a result, in addition to the automatic and permanent reduction of the Founder Share to one vote on the Sunset Date, following a transition period after the occurrence of a Sunset Event, Mr. Lütke and 7910240 Canada Inc. (and any additional affiliate who becomes a party to the Founder Agreement pursuant to its terms) will, pursuant to the Founder Agreement, be required to convert any Class B Restricted Voting Shares held by them following a Sunset Event into Class A Subordinate Voting Shares on or before the Sunset Date.

The Founder Agreement may be amended, varied, modified or terminated and the observance of any term thereof may be waived only by a written instrument executed by the Company with the approval of (i) all of the Independent Directors (as such term is defined in the Founder Agreement) then in office, (ii) Mr. Lütke acting on behalf of all Founder Holders (as such term is defined in the Founder Agreement), (iii) the Toronto Stock Exchange, provided that the Class A Subordinate Voting Shares are listed on the Toronto Stock Exchange at the time of such amendment, variation, modification, termination or waiver, (iv) at least two-thirds of the votes cast by holders of Class A Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment, variation, modification, termination or waiver, and (v) a majority of the votes cast by holders of Class A Subordinate Voting Shares and Class B Restricted Voting Shares (excluding votes attached to any Class A Subordinate Voting Shares and Class B Restricted Voting Shares held directly or indirectly by the Founder Holders and any associate or affiliate (each as defined in the Securities Act (Ontario)) of the Founder Holders) present or represented at a meeting duly called for the purpose of considering such amendment, variation, modification, termination or waiver.

Notwithstanding the foregoing, the Founder Agreement may be amended without the approvals set forth above in (iv) and (v) to correct or rectify any ambiguities, defective provisions, inconsistencies or omissions therein or to facilitate the operation of the provisions thereof provided the rights and interests of the holders of Class A Subordinate Voting Shares and the holders of Class B Restricted Voting Shares (other than the Founder Holders and any associate or affiliate (each as defined in the Securities Act (Ontario)) of the Founder Holders) are not prejudiced by such amendment and that such amendment has been approved by all of the Independent Directors then in office.

Share Split

On June 7, 2022, the Company’s shareholders approved the Share Split at the Meeting. Consequently, shareholders of record as of the close of business on June 22, 2022 (the “Record Date”) will receive on June 28, 2022 (the “Payment Date”) nine additional Class A Subordinate Voting Shares or Class B Restricted Voting Shares, as applicable, for each share held.

The New York Stock Exchange and the Toronto Stock Exchange have determined that the Class A Subordinate Voting Shares will trade on a due bill basis from June 21, 2022 (being one trading day prior to the Record Date) to the Payment Date (i.e., June 28, 2022), inclusive. A due bill is an entitlement attached to listed securities undergoing a material corporate action, such as the Share Split. In this instance, the entitlement is to the additional Class A Subordinate Voting Shares issuable because of the Share Split. Any trades that are executed during the due bill period will be flagged to ensure purchasers receive the entitlement to the additional Class A Subordinate Voting Shares issuable because of the Share Split. Ex-distribution trading in the Class A Subordinate Voting Shares on a split-adjusted basis will commence on June 29, 2022, as of which date purchases of Class A Subordinate Voting Shares will no longer have the attaching entitlement to the additional Class A Subordinate Voting Shares. The due bill redemption date will be June 30, 2022.

Shareholders will not need to take any action. Currently outstanding share certificates representing Class A Subordinate Voting Shares or Class B Restricted Voting Shares will continue to be effective. They should be retained by shareholders and should not be forwarded to the Company or Computershare. The Company will use the direct registration system (“DRS”) to electronically register the shares issued pursuant to the Share Split, rather than issuing physical share certificates. On or around June 28, 2022, Computershare Investor Services Inc., the Company’s transfer agent, will send out DRS advice statements to registered shareholders indicating the number of additional shares that they are receiving as a result of the Share Split. This will allow shareholders to hold their additional shares in book-entry form without having a physical share certificate issued. In addition, Computershare will electronically issue the appropriate number of Class A Subordinate Voting Shares to CDS Clearing and Depositary Services Inc. and the Depository Trust Company for distribution to non-registered (beneficial) shareholders. Non-registered (beneficial) shareholders who hold their Class A Subordinate Voting Shares in an account with their investment dealer or other intermediary will have their accounts automatically updated to reflect the Share Split in accordance with the applicable brokerage account providers’ usual procedures.

The Share Split will not change a shareholder’s proportionate ownership in the Company and there will be no change to the interest, rights or privileges of holders of Class A Subordinate Voting Shares and Class B Restricted Voting Shares. Given the Share Split will affect the Class A Subordinate Voting Shares and Class B Restricted Voting Shares in the same manner, the relative voting power attached to the Class A Subordinate Voting Shares and Class B Restricted Voting Shares will not change due to the Share Split. There will also be certain proportionate adjustments to the number of shares reserved for issuance pursuant to, and outstanding awards under, the Company’s share-based incentive plans, and to the conversion rate of the Company’s 0.125% convertible senior notes due 2025 pursuant to the supplemental indenture governing such notes, in each case, in order to reflect the Share Split.

Further details of the Share Split are set out in the Circular, which is available under the Company’s profile on www.sedar.com.

5.2    Disclosure for Restructuring Transactions

Not applicable.

Item 6    Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7    Omitted Information

None.

Item 8    Executive Officer

Further information regarding the matters described in this report may be obtained from Jessica Hertz, General Counsel and Corporate Secretary, who is knowledgeable about the details of the material change and may be contacted at corporate@shopify.com or 613 241-2828.

Item 9    Date of Report

June 10, 2022.

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